                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         WELLSFORD REAL PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950240101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

---------------------
CUSIP NO. 950240101
---------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHWEL REAL ESTATE LIMITED PARTNERSHIP
-------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
-------------------------------------------------------------------------------

 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------



                               PAGE 2 OF 14 PAGES

---------------------
CUSIP NO. 950240101
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHATR GEN-PAR, INC.
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------



                               PAGE 3 OF 14 PAGES

---------------------
CUSIP NO. 950240101
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------



                               PAGE 4 OF 14 PAGES

---------------------
CUSIP NO. 950240101
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WH ADVISORS, L.P. VII
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------



                               PAGE 5 OF 14 PAGES

--------------------
CUSIP NO. 950240101
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WH ADVISORS, INC. VII
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------



                               PAGE 6 OF 14 PAGES

---------------------
CUSIP NO. 950240101
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE GOLDMAN SACHS GROUP, L.P.
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,480
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,480
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,480
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC/PN
--------------------------------------------------------------------------------



                               PAGE 7 OF 14 PAGES

---------------------
CUSIP NO. 950240101
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GOLDMAN, SACHS & CO.
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,480
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,480
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,480
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN/BD/IA
--------------------------------------------------------------------------------



                               PAGE 8 OF 14 PAGES

     WHWEL Real Estate Limited Partnership ("WHWEL"), WHATR Gen-Par, Inc. ("WHATR Gen-Par"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall"), WH Advisors, L.P. VII ("WH Advisors, L.P.") , WH Advisors, Inc. VII ("WH Advisors, Inc."), The Goldman Sachs Group, L.P. ("GS Group"), and Goldman, Sachs & Co. ("GS&Co.", and collectively with WHWEL, WHATR Gen-Par, Whitehall, WH Advisors, L.P., WH Advisors, Inc. and GS Group, the "Reporting Persons")/1/ hereby amend the report on Schedule 13D, as most recently amended by Amendment No. 1 thereto dated August 28, 1997 (as amended, the "Schedule 13D"), filed by the Reporting Persons with respect to the Common Stock, $0.01 par value per share (the "Common Stock"), of Wellsford Real Properties, Inc., a Maryland corporation (the "Company"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock through WHWEL. WHWEL owns Warrants (the "Warrants") which are convertible into shares of Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by WHWEL to the extent of partnership interests in WHWEL held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed to beneficially own shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 2 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons which change was solely as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company in its most recent report on Form 10-Q for the quarter ended March 31, 1998 (the "Company's 10-Q").

     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               PAGE 9 OF 14 PAGES

         Item 5 is hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The Warrants are exercisable for 4,132,230 shares of Common Stock, representing approximately 17.1% of the Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q). As of June 11, 1998, WHWEL beneficially owned such shares of Common Stock.

             As of June 11, 1998, WHATR Gen-Par, as the general partner of WHWEL, may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 17.1% of the shares of Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q).

             As of June 11, 1998, Whitehall, as the direct beneficial owner of all of the capital stock of WHATR Gen-Par, may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 17.1% of the shares of Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q).

             As of June 11, 1998, WH Advisors, L.P., as the general partner of Whitehall, may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 17.1% of the shares of Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q).

             As of June 11, 1998, WH Advisors, Inc., as the general partner of WH Advisors, L.P., may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 17.1% of the shares of Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q).

             As of June 11, 1998, GS&Co., as the investment advisor to Whitehall, may be deemed to beneficially own an aggregate of 4,132,480 shares of Common Stock, including (i) the 4,132,230 shares of Common Stock beneficially owned by WHWEL described above, and (ii) 250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 17.1% of the Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q).

             As of June 11, 1998, GS Group, as the direct beneficial owner of all of the capital stock of WH Advisors, Inc. and as a general partner of GS&Co., may be deemed to beneficially own an aggregate of 4,132,480 shares of Common Stock, including (i) the 4,132,230 shares of Common Stock beneficially owned by WHWEL described above, and (ii) 250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 17.1% of the Common Stock reported to be outstanding as of May 14, 1998 (as reported in the Company's 10-Q).

             GS Group and GS&Co. disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by WHWEL to the extent of partnership interests in WHWEL held by persons other than GS Group, GS&Co. or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

             None of the Reporting Persons beneficially owns any shares of Common Stock as of June 11, 1998 other than as set forth herein.

         (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through eighth pages of this filing.

         (c) No transactions in the Common Stock were effected by the Reporting Persons or, to their knowledge, any of the persons listed on Schedules 2A, 2B or 2C hereto, during the period from March 15, 1998 through June 11, 1998.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not Applicable.



                              PAGE 10 OF 14 PAGES

                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.


Dated:   June 16, 1998             WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                    By: WHATR Gen-Par, Inc.,
                                            its general partner


                                    By: /s/   David M. Weil
                                       Name:  David M. Weil
                                       Title: Vice President


                                   WHATR GEN-PAR, INC.


                                    By: /s/   David M. Weil
                                       Name:  David M. Weil
                                       Title: Vice President


                                   WHITEHALL STREET REAL ESTATE LIMITED
                                    PARTNERSHIP VII

                                    By: WH Advisors, L.P. VII,
                                            its general partner

                                    By: WH Advisors, Inc. VII,
                                            its general partner


                                    By: /s/   David M. Weil
                                       Name:  David M. Weil
                                       Title: Vice President


                                   WH ADVISORS, L.P. VII

                                    By: WH Advisors, Inc. VII,
                                            its general partner


                                    By: /s/   David M. Weil
                                       Name:  David M. Weil
                                       Title: Vice President


                                   WH ADVISORS, INC. VII


                                    By: /s/   David M. Weil
                                       Name:  David M. Weil
                                       Title: Vice President


                                   THE GOLDMAN SACHS GROUP, L.P.


                                    By: /s/   Hans L. Reich
                                       Name:  Hans L. Reich
                                       Title: Attorney-in-fact


                                   GOLDMAN, SACHS & CO.


                                    By: /s/   Hans L. Reich
                                       Name:  Hans L. Reich
                                       Title: Attorney-in-fact



                                                  PAGE 11 OF 14 PAGES



                                                   SCHEDULE 2A
                                                   -----------


     The name, position and present principal  occupation of each director and executive officer of WHATR Gen-Par,  Inc.
which is the sole general partner of WHWEL Real Estate Limited Partnership, are set forth below.

     The business  address of all the  executive  officers and directors  listed below except G. Douglas  Gunn,  Todd A.
Williams and Angie D. Madison is 85 Broad Street,  New York,  New York 10004.  The business  address of G. Douglas Gunn,
Todd A. Williams and Angie D. Madison is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

         All  executive  officers and  directors  listed below are United States citizens.

 Name                                    Position                                 Present Principal Occupation
 ----                                    --------                                 ----------------------------

 Rothenberg, Stuart M.                   Director/Vice President                  Managing Director of Goldman, Sachs & Co.

 Neidich, Daniel M.                      President                                Managing Director of Goldman, Sachs & Co.

 O'Brien, Elizabeth A.                   Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Weil, David M.                          Vice President                           Vice President of Goldman, Sachs & Co.

 Rosenberg, Ralph F.                     Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Williams, Todd A.                       Vice President/Assistant                 Managing Director of Goldman, Sachs & Co.
                                         Secretary/Assistant Treasurer

 Naughton, Kevin D.                      Vice President/ Secretary/Treasurer      Vice President of Goldman, Sachs & Co.

 Siskind, Edward M.                      Vice President/Assistant Treasurer       Vice President of Goldman, Sachs & Co.

 Klingher, Michael K.                    Vice President                           Vice President of Goldman, Sachs & Co.

 Gunn, G. Douglas                        Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Lahey, Brian J.                         Vice President/Assistant Treasurer       Vice President of Goldman, Sachs & Co.

 Kava, Alan S.                           Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Feldman, Steven M.                      Vice President                           Vice President of Goldman, Sachs & Co.

 Madison, Angie D.                       Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Weiss, Mitchell S.                      Assistant Treasurer                      Vice President of Goldman, Sachs & Co.



                                                  PAGE 12 OF 14 PAGES

                                                   SCHEDULE 2B
                                                   -----------


     The name,  position and present principal  occupation of each director and executive  officer of WH Advisors,  Inc.
VII, the sole general  partner of WH Advisors,  L.P.  VII,  which is the sole general  partner of Whitehall  Street Real
Estate Limited Partnership VII, are set forth below.

     The  business  address of all the  executive  officers  and  directors  listed below except G. Douglas Gunn Todd A.
Williams, Angie D. Madison, Richard E. Georgi III and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The
business address of G. Douglas Gunn, Todd A. Williams and Angie D. Madison is 100 Crescent Court, Suite 1000, Dallas, TX
75201. The business address of Richard E. Georgi III and Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All  executive  officers and  directors  listed below are United States citizens.


 Name                                    Position                                 Present Principal Occupation
 ----                                    --------                                 ----------------------------

 Rothenberg, Stuart M.                   Director/Vice President                  Managing Director of Goldman, Sachs & Co.

 Neidich, Daniel M.                      President                                Managing Director of Goldman, Sachs & Co.

 O'Brien, Elizabeth A.                   Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Georgi III, Richard E.                  Vice President                           Vice President of Goldman Sachs International

 Weil, David M.                          Vice President                           Vice President of Goldman, Sachs & Co.

 Rosenberg, Ralph F.                     Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Williams, Todd A.                       Vice President/Assistant                 Managing Director of Goldman, Sachs & Co.
                                         Secretary/Assistant Treasurer

 Naughton, Kevin D.                      Vice President/ Secretary/Treasurer      Vice President of Goldman, Sachs & Co.

 Siskind, Edward M.                      Vice President/Assistant Treasurer       Vice President of Goldman, Sachs & Co.

 Klingher, Michael K.                    Vice President                           Vice President of Goldman, Sachs & Co.

 Gunn, G. Douglas                        Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Volpert, Barry S.                       Vice President                           Managing Director of Goldman Sachs International

 Lahey, Brian J.                         Vice President/Assistant Treasurer       Vice President of Goldman, Sachs & Co.

 Kava, Alan S.                           Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Feldman, Steven M.                      Vice President                           Vice President of Goldman, Sachs & Co.

 Madison, Angie D.                       Vice President/Assistant Secretary       Vice President of Goldman, Sachs & Co.

 Weiss, Mitchell S.                      Assistant Treasurer                      Vice President of Goldman, Sachs & Co.



                                                  PAGE 13 OF 14 PAGES

                                                     SCHEDULE 2C
                                                     -----------


     The name of each director of The Goldman Sachs  Corporation and The Goldman,  Sachs & Co. L.L.C. and of each member of the executive  committees of The Goldman Sachs Corporation, The Goldman, Sachs & Co. L.L.C., The Goldman Sachs Group,
L.P. and Goldman, Sachs & Co. is set forth below.

     The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street,  New
York,  NY 10004.  The  business  address of John A. Thain and John L.  Thornton  is 133 Fleet  Street,  London EC4A 2BB,
England.  Each person is a citizen of the United States of America.  The present  principal  occupation or employment of each of the listed persons is as a managing  director of Goldman,  Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.

         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton



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